UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: January 20, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                    JANAURY 20, 2005


                   DRILLING CONTRACT AWARDED AND DUPORT UPDATE

VANCOUVER, BRITISH COLUMBIA, JANUARY 20TH, 2005 - Marc Cernovitch, Vice President, Corporate Development of Halo Resources Ltd. (TSX.V: HLO, OTC.BB:
HLOSF) is pleased to announce that exploration at its Duport Gold Property located near Kenora, Ontario is about to commence. After careful consideration of several potential drill contractors Halo has selected Cyr Drilling International Ltd. ("Cyr") for the 20,000 metre drill program.

Cyr is a partnership between Gordon and Rodney Cyr of Winnipeg. Gordon was President & General Manager of Midwest Drilling from 1988 to 1997, and until 2003, was Regional, and then General Manager (North America) for Major Drilling. Rod is President of Rodren Drilling, a Manitoba based company, incorporated in 1976.

Preparations for the program are well underway and it is anticipated that drilling will commence before the end of January. The program will be carried out in two phases totaling approximately 20,000 m and aimed at significantly expanding the known gold resource. Four drill rigs and a complete camp facility are currently being mobilized and approximately 10 km of ice road and the preparation of 25% of the drill sites has been completed.

Surface geophysical work is planned in the initial phase to detail earlier defined magnetometer anomalies and allow drill testing areas of favourable stratigraphy along strike. Fill in drilling will be carried out down-plunge and along strike extensions. A number of deeper holes will also be drilled to test deeper extensions of the resource. Additional holes will be drilled in selected areas of the deposit as part of a program to validate previous resource estimates and satisfy the requirements of NI 43-101.

A geological and resource model will be developed following the integration of the new exploration data with verified data from previous exploration programs. This work will be done in preparation for a Scoping Study that is targeted for mid- year. This study will form the basis for further exploration work and the commencement of a Pre-Feasibility Study later in the year.

Mr. Healy, Vice President of Operations said, "This is the first of several exploration programs undertaken by Halo and paves the way for what will be an exciting year. The efforts of the local community in supporting our activities during adverse winter conditions has been remarkable and augers well for the future as we look forward to expanding the Duport gold resource and breathing life back into this historic mining community."



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Halo Resources Ltd.
Page 2                                                          January 20, 2005




Halo Resources Ltd. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $6.5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
------------------------------------
VICE PRESIDENT CORPORATE DEVELOPMENT

                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
Vice President Corporate Development
Tel: 604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com


  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
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